[Goodrich Letterhead]

December 2, 2005

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Goodrich Petroleum Corporation

Withdrawal of Form S-3, File No. 333-121560

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Goodrich Petroleum Corporation, a Delaware corporation (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-121560) filed on December 22, 2004, as amended on March 29, 2005.

The Registrant is making this request because the Registrant filed a new shelf registration statement on Form S-3 (File No. 333-129642) (the “New Registration Statement”) on November 10, 2005. Securities registered under the Registration Statement (File No. 333-121560) having an aggregate offering price of $42,866,000, remain unsold. In accordance with Rule 457(p), the registration fee of $5,045.33 associated with such unsold securities was offset against the total registration fee due in connection with the filing of the New Registration Statement (File No. 333-129642).

We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (832) 399-3145, or Stephen M. Gill of Vinson & Elkins L.L.P., at (713) 758-4458.

Respectfully submitted, Goodrich Petroleum Corporation

/s/ D. Hughes Watler, Jr.
D. Hughes Watler, Jr. Sr. Vice President & Chief Financial Officer